UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 001-08918

NOTIFICATION OF LATE FILING

(Check One):       Form 10-K       Form 11-K       Form 20-F       Form 10-Q       Form N-SAR

     Form N-CSR

For Period Ended:   September 30, 2004

Transition Report on Form 10-K	Transition Report on Form 10-Q
Transition Report on Form 20-F	Transition Report on Form N-SAR
Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this report shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the information relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:   SunTrust Banks, Inc.
Former name if applicable:
Address of principal executive office (Street and number):   303 Peachtree Street, N.E.
City, state and zip code:   Atlanta, Georgia 30308

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form
N-SAR or N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, SunTrust Banks, Inc. (the "Company") is in the process of preparing restatements to its financial statements for the first two quarters of 2004, and the Company has delayed its release of third quarter 2004 financial results. The Company has not completed the process of preparing the restated interim financial statements or its interim financial statements for the third quarter of 2004. As a result, the Company was unable, without unreasonable effort or expense, to finalize its Quarterly Report on Form 10-Q for the period ended September 30, 2004 (the "Form 10-Q") by the November 9, 2004 filing deadline. The Company will file the Form 10-Q no later than the fifth calendar day following the filing deadline.

The information provided herein may contain forward looking statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These statements are based on beliefs and assumptions by the Company's management, and on information currently available to such management. The forward-looking statements are intended to be subject to the safe harbor protection provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements preceded by, followed by or that include the words "intends," "believes," and "expects," or similar expressions or future conditional verbs such as "may" or "will." Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Management cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Examples of such factors include, but are not limited to, the Company's ability to timely finalize its interim financial statements for the quarter ended September 30, 2004, as anticipated.

PART IV
OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification:

Raymond D. Fortin (404) 588-7711

(Name) (Area Code)(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes No

(3)    Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SunTrust Banks, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 10, 2004	By: /s/ Ray Fortin
Raymond D. Fortin
Senior Vice President and General Counsel